Exhibit 99.1

SES Announces Results of the Annual General Meeting

Luxembourg, April 2, 2026—SES (the “Company”) held the Annual General Meeting (“AGM”) of Shareholders today in Betzdorf, Luxembourg.

Following the recommendations made by the Board of Directors of SES, the shareholders have voted in favor of all resolutions, including the Company’s 2025 annual accounts and the proposed annual dividend of EUR 0.50 per A-share (EUR 0.20 per B-share). The total dividend amount comprises the interim dividend of EUR 0.25 per A-share (EUR 0.10 per B-share), which has already been paid to shareholders on October 16, 2025. The final dividend of EUR 0.25 per A-share (EUR 0.10 per B-share) will be paid to shareholders on April 16, 2026.

“I would like to sincerely thank our shareholders for their active engagement, visionary support and continued confidence in SES’ strategy,” said Adel Al-Saleh, CEO of SES. “The outcomes of today’s AGM underscore our shared commitment to a bold multi-orbit approach, with Medium Earth Orbit as the strategic backbone of a dynamically evolving global interconnected network—designed to support today’s requirements and future new business. Following the acquisition of Intelsat, the newly combined SES is steadily progressing towards verticalization, leveraging innovative partnerships and fostering an iterative approach to building future space solutions. This progress will support long-term value and enable customer success.”

Additionally, in line with the recommendations made by the Board of Directors of SES, the shareholders voted in favor of setting the number of Directors at nine (9) and re-elected Mr Frank Esser and Mrs Anne-Catherine Ries as Directors for another 3-year and 1-year term, respectively.

Furthermore, the shareholders also approved the appointment of Mr Joseph Cohen to the Board of Directors for a period of 3 years.

The Board of Directors re-elected Mr Frank Esser as Chairperson for a period of one year, and both Mrs Anne-Catherine Ries and Mr Peter van Bommel, in the capacity of Vice-Chairperson also for a period of one year.

Detailed results on all matters voted on at the AGM will be available on the company’s webpage:

https://www.ses.com/company/investors/shareholder-information/general-meeting-shareholders

The 2025 Annual Report is available for download at:

https://www.ses.com/company/investors/reports-and-presentations

For further information please contact:

Christian Kern Investor Relations Tel: +352 710 725 7787 ir@ses.com	Steven Lott Communications Tel. +352 710 725 500 SES.Press@ses.com

Follow us on:

Read our Blogs >

Visit the Media Gallery >

About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com

Forward-looking Statements

This press release contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “will”, “enable”, and “building”.

Forward-looking statements are not assurances of future performance and are subject to inherent uncertainties and risks that are difficult to predict. Factors that might cause such a difference include those discussed in our filings with the US Securities and Exchange Commission, including our Form 20-F, such as the ability integrate the Intelsat acquisition; operational and technological risks relating to our satellite fleet; and risks relating to competitive and market developments, regulatory decisions, and macroeconomic conditions. The forward-looking statements included in this press release are made only as of the date hereof and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.